Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated August 25, 2023

Relating to Preliminary Prospectus dated August 25, 2023

Registration No. 333-273930

INTRUSION, INC.

FREE WRITING PROSPECTUS

This free writing prospectus is being filed pursuant to Rule 433 under the Securities Act of 1933 (the “Securities Act”) by Intrusion, Inc. (the “Issuer”) with respect to Registration Statement No. 333-273930 (the “Registration Statement”). The Issuer has filed the Registration Statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or the placement agent will arrange to send you the prospectus if you request it by calling the placement agent, Joseph Gunnar & Co., LLC at (212) 440-9600 or by email at asica@jgunnar.com or standard mail at Joseph Gunnar & Co., LLC Attention: Syndicate Department at 40 Wall Street, 30th floor, New York, NY 10005.

The most recent registration statement (including the most recent prospectus) can be accessed through the following link:

https://www.sec.gov/ix?doc=/Archives/edgar/data/736012/000168316823006081/intrusion_s1a1.htm

1 Unrivaled Intelligence for Cyber Defense Teams Intrusion Overview Second Quarter 2023 Update

2 This presentation has been prepared by Intrusion Inc. (the “Company”) solely for informational purposes based on its own info rma tion, as well as information from public sources. This presentation has been prepared to assist interested parties in making their own evaluation of the Company and does not propose to contain all of th e i nformation that may be relevant. In all cases, interested parties should conduct their own investigation and analysis of the Company and the data set forth in the presentation and any other informat ion provided by or on behalf of the Company. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities of the Company by any person in any jurisd ict ion in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the securities of th e Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, u nde r any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. The Company believe s t hat such information is accurate and that the sources from which it has been obtained are reliable. The Company cannot guarantee the accuracy of such information and has not independently verified suc h information. This presentation contains forward - looking statements within the meaning of the federal securities laws. These forward - looking s tatements can be identified by the use of forward - looking terminology, including the terms “believe,” “estimate,” “project,” “anticipate,” “expect,” “seek,” “predict,” “continue,” “possible,” “int end ,” “may,” “might,” “will,” “could,” would” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward - looking statements include all matters that are not histo rical facts. They appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the performa nce of our products in the marketplace, the current technological, network, and communication platforms our products operate on and with; our ability to stay current and competitive in our research and de velopment efforts; our ability to protect and enforce our intellectual property rights, the success of our commercialization objectives, and our customer marketing and sales initiatives. We derive ma ny of our forward - looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution t hat it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Forward - looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. In light of these risks and uncertainties, the forward - looking events and circumstances discussed in this presentation may not occur and actual results could differ materially from those anticipated or implied in the forward - looking statements. A number of importan t factors could cause our actual results to differ materially from those indicated in these forward - looking statements, including risks and uncertainties related to product performance, rapidly changi ng technologies, and the success of our sales and marketing efforts, as well as those set forth in the Company’s filings with the Securities and Exchange Commission under the heading “Risk Factors.” Safe Harbor Statement

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

3 Protect against threats that are leaking through or evading other parts of the cybersecurity stack already in place Identify threats relevant to the customer’s environment in real time Block malicious connections automatically – and without creating false alerts Analyze BOTH incoming and outgoing traffic What We Do…

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

4 Largest Known IP - Related Database with historical data on over 8.5 billion IPs A Cyber Threat Intelligence Engine 30 Years in the Making Proprietary database with history and intel on billions of IPs and hostnames 8.5+ billion IPs Proprietary Threat Intelligence from decades of networking and government cyber threat consulting Patented Data Mining and Network Flow Analysis allows near 100% packet capture at high speeds Unique Risk Assessment based on a combination of reputation, behavior, manual analysis, and historical records Competitors 4

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

5 30 years of securing networks, threat hunting, and analysis expertise Intrusion Milestones 2021 1983 1996 2022 Intrusion Founded Launch of First Commercial Product, Shield Appliance Beginning of Categorized and Recorded Internet Traffic Intrusion Shield Cloud and Endpoint Solutions Released Tony Scott Joins Intrusion as CEO Government Threat Intelligence Consulting

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

6 CIO | Federal Government CIO | Microsoft CIO | The Walt Disney Company CIO | VMware CTO | General Motors Inducted into CIO Magazine’s “CIO Hall of Fame” Renowned speaker and panelist Tony Scott, CEO

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

7 Experienced Leadership Tony Scott President & CEO Kimberly Pinson CFO Joe Head CTO Blake Dumas VP, Engineering Mike McClure VP, Consulting Paul Little SVP, Human Resources

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

8 New and experienced management team brings an emphasis on execution and profitable growth Intrusion’s proprietary database and IP have historically been under - monetized New cloud and endpoint solutions significantly expand the product portfolio and total addressable market Transition to recurring revenue model , selling through the channel and MSPs, MSSPs, and VARs Long - term roadmap established for product growth building on core technology assets Reasons to Invest in Intrusion 1 2 3 4 5

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

9 2021 2022 2023 2024 2025 2020 2019 2018 Spend on Cybersecurity of CIOs Plan to Increase Spend on Cloud Platforms 48% of CIOs Plan to Increase Spend on Cyber/Information Security 66% Large and Growing Demand $600 Billion $10.5 Trillion Economic Impact of Cybercrime Cyberattacks are increasing despite growing investment in security infrastructure Source: 2018: The Economic Impact of Cybercrime: No Slowing Down by Center for Strategic and International Studies (CSIS) McAfee 2019 - 2025: Cybersecurity Ventures Source: Gartner

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

10 Industry Changes Lack of Qualified Staff 62% of organizational cybersecurity teams are understaffed . (2) 78% lack confidence in their company’s cybersecurity posture, prompting 91% to increase budgets. (3) 93% of SecOps teams cannot address all security alerts in same day; 83% claim staff has alert fatigue . (4) Increased Complexity 94% of malware observed used was polymorphic to help avoid detection. (5) 61% of successful attacks use a Zero - Day . (6) 34% of successful attacks use malware - free techniques. (6) Cyber Threats Companies are attacked every 39 seconds . (1) Current cyber environment creates two blind spots: overconfidence and the proliferation of alerts that are not meaningful. Sources: 1) University of Maryland 2) ISACA State of Cybersecurity 3) Insight Enterprises Inc. 4) Webroot Threat Report 5) 2020 State of SecOps & Automation report 6) Watchguard Massive global need for a solution to protect against Zero - Day and Malware attacks

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

11 Customers and Segments Financial Institutions M anage vast amounts of client data, which can be at risk for ransomware and are subject to increasing scrutiny by government agencies. Medical Community Every appliance that collects patient data has open ports that can be ransomed and exploited, requiring a greater cybersecurity infrastructure. Hospitality H ouse vast amounts of sensitive customer data resulting in increased cybersecurity costs. Government Local, State and Federal Governments under increased pressure to protect citizens data from increase cyber attacks. Customers across all industries rely on Intrusion Shield to enable a proactive cyber threat intelligence department

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

12 Product Differentiation Historical Data Leverage the largest known IP dataset of 8.5 billion IP addresses and domain names Automated Analysis Operationalize decades of threat intelligence to understand what IP address owners are doing over time Association Lay er in a reputational and behavior analysis tool that allows Intrusion to make connections between known and unknown IPs that may be nefarious Behavior Updates Constantly update behavioral algorithms to create an updated behavioral rule set. This behavioral ruleset creates a unique ability and an unrivaled level of threat intelligence Highly differentiated solution leveraging largest known IP - related threat intelligence dataset

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

13 See all inbound and outbound blocks See the real - time list of all blocked connections. Drill down on an individual connection to see more details like why it was blocked, risk level, etc.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

14 Find out where connections are coming from An interactive map shows you what countries your business is communicating with the most.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

15 Identify the top offending devices Quickly see which devices have the most malicious connection attempts to prioritize remediation efforts.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

16 Financial Information

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

17 Issuance of Common Stock Registered direct – $5.2M in 2H’22 ATM - $2.1M sales FY ‘22; $1.5M sales 1H ‘23 $88.5M remaining on S - 3 Shelf On August 11 th , 2023, filed a preliminary registration statement on Form S - 1 to raise up to $8.5 million in gross proceeds from a best - efforts fully marketed offering of common stock and warrants Issuance of Notes Paya ble $10.0M sale price; $10.7M original principal Entered into a Forbearance and Standstill Agreement with Streeterville Capital, LLC to extend the maturity date for each of the two convertible notes by 12 months to September 10, 2024, and December 29, 2024 Financing ($ in millions) as of 6/30/23 Cash and cash equivalents $0.3 Notes payable $10.9

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

18 Cap Table as of 6/30/23 Total common stock outstanding                                                                                           22,195,647 Shares held by affiliates (Management and 10% holders)                                                     1,737,823 7.8% Shares held by non-affiliates                                                                                                  20,457,824 Warrants outstanding                                                                                                             1,212,593             Average exercise price $ 5.22             Average remaining term 4.2 Yrs Options outstanding 1,013,094             Average exercise price $ 2.90             Average remaining term 8.5 Yrs Restricted stock awards 239,757 Fully dilutive shares outstanding 24,661,091

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

19 Income Statement Snapshot (in millions, except EPS) 2Q’21 3Q’21 4Q’21 FY’21 1Q’22 2Q’22 3Q’22 4Q’22 FY’22 1Q’23 2Q’23 Revenue $2.0 $1.8 $1.6 $7.3 $1.8 $2.1 $2.2 $1.4 $7.5 $1.3 $1.5 Gross Margin (%) 49.9% 48.4% 49.8% 50.2% 50.8% 55.5% 54.6% 62.6% 55.5% 76.1% 77.5% Operating Expenses $6.6 $7.0 $4.7 $23.2 $4.9 $5.1 $5.0 $5.4 $20.5 $5.1 $4.1 Operating Income (Loss) ($5.7) ($6.1) ($3.8) ($19.5) ($4.1) ($4.0) ($3.8) ($4.5) ($16.3) ($4.7) ($2.9) GAAP EPS ($0.28) ($0.34) ($0.20) ($1.05) ($0.21) ($0.21) ($0.15) ($0.25) ($0.82) ($0.22) ($0.15) Weighted Average Share Count 17.6 17.9 18.9 18.0 19.1 19.4 19.8 20.9 19.8 21.1 21.4

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. See disclosures at the beginning.

20 Balance Sheet Snapshot ($ in millions) 2Q’21 3Q’21 4Q’21 1Q’22 2Q’22 3Q’22 4Q’22 1Q’23 2Q’23 Current Assets $11.5 $8.8 $5.5 $7.9 $9.1 $10.7 $5.4 $1.3 $0.9 Noncurrent Assets $2.3 $4.0 $3.7 $3.5 $3.4 $3.7 $3.8 $3.9 $3.7 Total Assets $13.8 $12.8 $9.2 $11.4 $12.5 $14.4 $9.3 $5.2 $4.7 Current Liabilities $4.2 $4.0 $3.4 $6.6 $10.5 $13.7 $13.2 $13.8 $14.8 Noncurrent Liabilities $1.6 $2.0 $1.9 $3.5 $3.9 $1.2 $0.2 $0.2 $0.2 Total Liabilities $5.8 $6.0 $5.3 $10.1 $14.4 $14.9 $13.5 $14.0 $15.0 Stockholders’ Equity $8.0 $6.8 $3.9 $1.3 ($1.9) ($0.5) ($4.2) ($8.8) ($10.3)

21 Thank you

Contacts

Corporate: Intrusion, Inc. 101 East Park Blvd, Suite 1200 Plano, Texas 75074 (972) 234-6400 www.intrusion.com	Placement Agent: Joseph Gunnar & Co., LLC 40 Wall Street, 30th floor New York, NY 10005 (212) 440-9600 asica@jgunnar.com

22 intrusion.com